UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RENTRAK CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
760174102
(CUSIP Number)

William R. Huff 412 Mt. Kemble Avenue Suite 120C, Box 4 Morristown, New Jersey 07960 (973) 984-1233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
William R. Huff
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	0*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	0%*
14.	Type of Reporting Person (See Instructions):	IA, IN

*As of February 1, 2016 filer no longer holds any shares of Rentrak Corporation.

 Item 5.     Interest in Securities of the Issuer.

As of February 1, 2016 filer no longer holds any shares of Rentrak Corporation.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016	William R. Huff

	By:	/s/ William R. Huff
William R. Huff

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).